Exhibit B-41

                     ARTICLES OF INCORPORATION

                                OF

                 R. S. ANDREWS OF TIDEWATER, INC.


     Article 1. Name. The name of the Corporation is R. S. Andrews of Tidewater, Inc.

       Article 2. State of Organization. The Corporation is organized pursuant to the provisions of the Georgia Business Corporation Code (The "Code").

     Article 3. Capital Stock. The total number of shares of stock which The Corporation shall have authority to issue is not more Than 10,000 shares of capital stock, all of which shall be designated "Common Stock." The shares of Common Stock shall have unlimited voting rights and shall be entitled to receive all of the net assets of the Corporation upon liquidation or dissolution.

      Article 4. Registered Office and Registered Agent. The initial registered office of the Corporation shall be at Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Fulton County, Georgia 30326. The initial registered agent of The Corporation at such address shall be David A. Flanigan, Jr.

      Article 5. Principal Office. The initial principal office of the Corporation shall be at 3510 Dekalb Technology Parkway, Atlanta, Georgia 30340.

      Article 6. Initial Directors. The initial Board of Directors shall consist of one (1) member.

      Article 7. Director's Liability. No director shall have any liability to the Corporation or to its shareholders for monetary damages for any action taken, or for any failure to take any action, as a director, occurring on or subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director for (a) any appropriation, in violation of his duties, of any business opportunity of the Corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 of the Code; or (d) any transaction from which The director received an improper personal benefit.

      Article 8. Indemnification. Each person who is or was a director or officer of the Corporation, and each person who is or was a director or officer of The Corporation who at the request of the Corporation is serving or has served as an officer, director. partner, joint venturer, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be indemnified by the Corporation against those expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement which are allowed to be paid or reimbursed by the Corporation under the laws of the State of Georgia and which are actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person may be involved by reason of his being or having been a director or officer of this Corporation or of such other enterprises. Notwithstanding anything contained herein to the contrary, this Article is intended to provide indemnification to each director and officer of the Corporation to the fullest extent authorized by the Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader rights than said statute permitted the Corporation to provide prior thereto).

      Article 9. Incorporator. The name and the address of the Incorporator is David A. Flanigan, Jr., Chorey, Taylor & Feil, A Professional Corporation, 3399 Peachtree Road, N.E., Suite 1700, The Lenox Building, Atlanta, Georgia 30326.

      IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

                              /s/ David A. Flanagan, Jr.
                              David A. Flanigan, Jr., Incorporator